

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2016

<u>Via E-mail</u>
Mr. Brian Pappas
FranVentures, LLC
796 Cypress Crossing Trail
St. Augustine, FL 32095

  Re: Creative Learning Corporation
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed December 19, 2016 by FranVentures, LLC, Brian Pappas, Christine H.
    Pappas, Walter Ramsley, Mark D. Shaw and David K. Waldman
    File No. 000-52883

Dear Mr. Pappas:

  We have reviewed your filing and have the following comment.

1. We note your response to prior comment 3. Where you disclose that the Proposals will become effective upon receiving the consent of a majority of outstanding voting securities on pages 1 and 6, please revise to also disclose that the Company's bylaws include a provision which appears to require the unanimous consent of shareholders to the Removal Proposal to effect the Election Proposal in the manner contemplated in the consent statement.

  Please contact me at (202) 551-3589 if you have any questions regarding our comment.

      Sincerely,

      /s/ Tiffany Piland Posil

      Tiffany Piland Posil
      Special Counsel
      Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
  Thomas J. Fleming, Esq.
  Olshan Frome Wolosky LLP